UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                          to                          .
Commission file number 001-18298

A.	(Full title of the plan and address of the plan, if different from that of the issuer named below):
Kemper Corporation 401(k) Retirement Plan

B.	(Name of issuer of securities held pursuant to the plan and the address of its principal executive office):
Kemper Corporation
200 East Randolph Street, Suite 3300
Chicago, IL 60601

Required Information
Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2023 consists of the audited financial statements of the Kemper Corporation 401(k) Retirement Plan (the “Plan”) for the year ended December 31, 2023 and the related schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III required by Article 6A of Regulation S-X are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of the Kemper Corporation 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Kemper Corporation 401(k) Retirement Plan (the "Plan") as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets held at end of year as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Chicago, Illinois
June 25, 2024
We have served as the auditor of the Plan since 2001.

Kemper Corporation 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
As of December 31, 2023 and 2022
(Dollars in Thousands)

	2023	2022
Assets:
Participant-directed Investments at Fair Value (See Note 3)	$792,595	$683,894
Notes Receivable from Participants	14,178	13,728
Employer Contributions Receivable	575	1,954
Participant Contributions Receivable	—	1,358
Net Assets Available for Benefits	$807,348	$700,934
The Notes to the Financial Statements are an integral part of these financial statements.

Kemper Corporation 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2023
(Dollars in Thousands)

Additions to Net Assets Attributed to:
Employer Contributions	$26,913
Participant Contributions	45,145
Rollover Contributions	15,626
Total Contributions	87,684
Net Appreciation of Investments	115,543
Dividends from Mutual Fund Shares	1,492
Interest from Notes Receivable from Participants	858
Dividends from Common Stock	154
Other Income	74
Total Additions to Net Assets	205,805
Deductions From Net Assets Attributed to:
Benefits Provided to Participants	98,909
Investment Expenses	482
Total Deductions from Net Assets	99,391
Increase in Net Assets Available for Benefits	106,414
Net Assets Available for Benefits, Beginning of the Year	700,934
Net Assets Available for Benefits, End of the Year	$807,348
The Notes to the Financial Statements are an integral part of these financial statements.

Kemper Corporation 401(k) Retirement Plan
Notes to the Financial Statements
Note 1 – Plan Description

The following summary description of the Kemper Corporation 401(k) Retirement Plan (the “Plan”) is for general information only. A more detailed description of the Plan provisions is found in the formal Plan document and in summary materials distributed to Plan participants.

The Plan is a defined contribution plan that is available to employees of Kemper Corporation, the plan sponsor, (“Kemper” or the “Company”) and its subsidiaries that have adopted the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and consists of both a 401(k) feature and a safe harbor matching contribution feature.

The Plan automatically enrolls all newly eligible participants, excluding agents, beginning on the first day of the month following the employee’s first full month of employment. They are enrolled into pre-tax contributions at 6% of their compensation. All participants are subject to a provision permitting all such employees to opt out of automatic enrollment.

Subject to Internal Revenue Code (the “Code”) limitations, participants are allowed to defer and contribute between 1% and 60% of their compensation to the Plan. Employees are also permitted to make rollover contributions from tax-qualified plans. Participant contributions, including rollover contributions, and earnings thereon are 100% vested. The Plan allows participants to make Roth contributions. Roth contributions allow participants to make after-tax contributions to the Plan through payroll deductions.

Pursuant to the safe harbor matching provisions under Section 401(k)(12) of the Code, Kemper, provides a safe harbor matching contribution of 100% of the first 4% of compensation contributed and 50% of the next 2% of compensation contributed each pay period by the participant (“Safe Harbor Matching Contributions”). Participants are immediately 100% vested in Safe Harbor Matching Contributions.

Effective April 3, 2023, the Plan was amended in accordance with the Setting Every Community Up for Retirement Enhancement Act 2.0 (the “SECURE 2.0 Act”) to change the required beginning date to the April 1 following the calendar year in which the participant retires or attains the Required Retirement Age, whichever is later. The Required Retirement Age has been increased to age 72 for participants born after June 30, 1949 and prior to January 1, 1951 and to age 73 for participants born after December 31, 1950 per the SECURE 2.0 Act. In addition, the Plan was amended to incorporate the waiver of 2020 required minimum distributions.

Participant Accounts

An individual account is maintained by the Plan’s record keeper for each participant and updated with contributions, actual investment income or loss and withdrawals. Under the 401(k) feature of the Plan, each participant may suspend, resume, or change his or her rate of contribution at any time. If certain criteria are met, participants may withdraw all or a portion of their vested account balances, subject to certain restrictions. In addition, participants may borrow from their accounts, subject to certain limitations, at prevailing interest rates as determined by the Plan administrator, Kemper. Principal Trust Company serves as the Plan’s record keeper and trustee.

Forfeited nonvested accounts are used to reduce employer contributions. Forfeited nonvested accounts related to employer contributions made, or due, prior to January 1, 2019 under prior Plan provisions were $231 thousand and $147 thousand at December 31, 2023 and 2022, respectively. Forfeitures used to reduce employer contributions were $144 thousand in 2023.

Although the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future date, all participants become 100% vested in benefits earned as of the Plan termination date.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies and Changes

The financial statements of the Plan included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Investment

Kemper Corporation 401(k) Retirement Plan
Notes to the Financial Statements (Continued)

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies and Changes (Continued)

securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that the values of investment securities will change in the near term and that such changes could materially affect the future value of participants’ account balances and such future values could be materially different from the amounts reported in the financial statements.

Significant Accounting Policies

Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants on the measurement date. Shares of mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at the respective dates presented in the Statements of Net Assets Available for Benefits. The Plan uses net asset value of the shares held in common collective trusts, except for the Putnam Stable Value Fund, as a practical expedient for determining fair value. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. Participants are generally able to change investment options on a daily basis without restrictions. The Putnam Stable Value Fund is a collective trust measured at fair value with underlying assets primarily consisting of security-backed investment contracts (“SBICs”), including separate accounts of insurance companies, and high-quality guaranteed investment contracts (“GICs”).

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Loans to participants are included in Notes Receivable from Participants and are stated at unpaid principal balances plus accrued, but unpaid interest.

Loan administration fees are charged directly to the applicable participant’s account and are included in investment expenses. Management fees and operating expenses charged to the Plan for investments in certain mutual funds are deducted from income earned and are not separately identified. Consequently, these management fees and operating expenses are recognized as reductions of investment returns for such investments. All other administrative expenses of the Plan are paid by the Plan Administrator.

Benefits provided to participants are recorded when paid. There were no benefit account balances for participants who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2023 and 2022, respectively.

Risks and Uncertainties

The Plan invests in various investments. Investments are exposed to various risks such as interest rate, equity price and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits. Included in investments at December 31, 2023 and 2022, are shares of Kemper’s common stock with an estimated fair value of $6,173 thousand and $6,613 thousand, respectively. This investment represents 0.8% percent and 1.0% percent of total investments at December 31, 2023 and 2022, respectively. A significant decline in the market value of the sponsor’s stock would significantly affect the net assets available for benefits.

Note 3 – Fair Value Measurements

The Plan uses a hierarchical framework which prioritizes and ranks the market observability of inputs used in fair value measurements. Market price observability is affected by a number of factors, including the type of asset or liability and the characteristics specific to the asset or liability being measured. Assets and liabilities with readily available, active, quoted market prices or for which fair value can be measured from actively quoted prices generally are deemed to have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Kemper Corporation 401(k) Retirement Plan
Notes to the Financial Statements (Continued)

Note 3 – Fair Value Measurements (Continued)

The Plan classifies the inputs used to measure fair value into one of three levels as follows:

•Level 1 – Quoted prices in an active market for identical assets or liabilities;
•Level 2 – Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and
•Level 3 – Unobservable inputs for the asset or liability being measured.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Plan’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level of input that is significant to the entire measurement. Such determination requires significant management judgment. In accordance with GAAP, the Plan is not permitted to use management judgment to adjust quoted market prices in an active market.

Collective Trusts, except for the Putnam Stable Value Fund, are valued at the net asset values of units of the respective collective trusts. The net asset values, as provided by the respective trustees, are used as a practical expedient to estimate fair values. The net asset values are based on the fair values of the underlying investments held by the respective funds less their respective liabilities. All investments valued using net asset value allow for daily redemption, do not have any redemption restrictions or notice requirements, and do not have any unfunded commitments. The Putnam Stable Value Fund is a collective trust measured at fair value of the underlying assets. Mutual Fund Shares are valued at the daily closing prices as reported by the respective mutual funds. These funds are required to publish their daily net asset value and to transact at that price. The Mutual Fund Shares held by the Plan are deemed to be actively traded. The Kemper Employee Stock Ownership Plan (“ESOP”) Fund is valued using the closing price of Kemper common stock reported on the New York Stock Exchange.

Investments that are measured at fair value using the net asset value practical expedient are not required to be classified using the fair value hierarchy, but are presented in the following two tables to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits. The valuation of assets measured at fair value at December 31, 2023 is summarized below:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Measured at Net Asset Value	Total Fair Value
Collective Trusts	$—	$40,147	$—	$605,666	$645,813
Mutual Fund Shares	140,609	—	—	—	140,609
Kemper ESOP Fund	6,173	—	—	—	6,173
Total Investments at Fair Value	$146,782	$40,147	$—	$605,666	$792,595

The valuation of assets measured at fair value at December 31, 2022 is summarized below:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Measured at Net Asset Value	Total Fair Value
Collective Trusts	$—	$39,506	$—	$529,074	$568,580
Mutual Fund Shares	108,701	—	—	—	108,701
Kemper ESOP Fund	6,613	—	—	—	6,613
Total Investments at Fair Value	$115,314	$39,506	$—	$529,074	$683,894

The Plan’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers between levels in either 2023 or 2022.

Note 4 – Federal Income Tax Status

The Internal Revenue Service (“IRS”) determined and informed the Company by a letter received on June 30, 2020 confirming the Plan and related trust were designed and operated in accordance with Section 401(a) of the Internal Revenue Code (the “Code”) and thus exempt from income taxes. The Company believes that the Plan continues to comply with the requirements of

Kemper Corporation 401(k) Retirement Plan
Notes to the Financial Statements (Continued)

Note 4 – Federal Income Tax Status (Continued)

the Code. Accordingly, no provisions for income taxes or uncertain tax positions have been included in the accompanying financial statements.

The statute of limitations for examination of the Plan by the IRS is closed for all tax years 2019 and prior. The Plan is subject to examination for the 2020 through 2022 tax years. The IRS is not currently examining the Plan.

Note 5 – Exempt Party-in-interest Transactions

As described in Note 1, participants are also permitted to borrow from their respective participant accounts via an execution of a note subject to Plan provisions.

At December 31, 2023 and 2022, the Kemper ESOP Fund held 122,401 shares and 129,120 shares of Kemper common stock, respectively, at aggregate fair values of $5,957 thousand and $6,353 thousand, respectively. In addition to its investment in Kemper common stock, the Kemper ESOP Fund had investments of $216 thousand and $260 thousand in a short-term investment fund at December 31, 2023 and 2022, respectively. These funds are used to provide liquidity for the Kemper ESOP Fund and are not investment options for participants. The Plan recorded dividends of $154 thousand from participants’ investments in the Kemper ESOP Fund for the year ended December 31, 2023. Effective November 12, 2015, except for the reinvestment of dividends on Kemper common stock, the Kemper ESOP Fund no longer accepts new contributions or investments. Existing account balances may remain in the Kemper ESOP Fund.

Additionally, the Plan invested in shares of a mutual fund which are issued by Principal Investments which is an affiliate of the trustee and therefore these investments qualify as party-in-interest investments. The balance of these investments as of December 31, 2023 and 2022 were $3,275 thousand and $2,894 thousand, respectively.

Note 6 – Subsequent Events

Plan management has evaluated subsequent events for recognition and disclosure through June 25, 2024, which is the date the financial statements were issued.

Kemper Corporation 401(k) Retirement Plan
Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2023
(Dollars in Thousands)
EIN #: 95-4255452
PLAN #: 003

Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
	Vanguard Target Retirement 2035 Trust I Fund	Collective Trust	$110,973
	Vanguard Target Retirement 2030 Trust I Fund	Collective Trust	107,348
	Vanguard Target Retirement 2040 Trust I Fund	Collective Trust	93,882
	Vanguard Target Retirement 2045 Trust I Fund	Collective Trust	72,772
	Vanguard Target Retirement 2025 Trust I Fund	Collective Trust	65,447
	Vanguard Target Retirement 2050 Trust I Fund	Collective Trust	52,000
	Fidelity 500 Index Fund	Mutual Fund Shares	51,856
	Putnam Stable Value Fund (15)	Collective Trust	40,147
	JPMorgan Large Cap Growth Fund	Mutual Fund Shares	34,463
	Vanguard Target Retirement 2020 Trust I Fund	Collective Trust	33,003
	Vanguard Target Retirement 2055 Trust I Fund	Collective Trust	24,948
	Vanguard Target Retirement Income Trust I	Collective Trust	21,701
	T Rowe Price New Horizons Fund Inc	Mutual Fund Shares	13,605
	Vanguard Target Retirement 2060 Trust I Fund	Collective Trust	11,092
	Fidelity Extended Market Index Fund	Mutual Fund Shares	9,032
	John Hancock Disciplined Value Mid Cap R6 Fund	Mutual Fund Shares	6,750
	Fidelity US Bond Index Fund	Mutual Fund Shares	6,330
*	Kemper Corporation ESOP Fund	Common Stock	6,173
	Fidelity International Index Fund	Mutual Fund Shares	6,095
	SEI Trust Company - Principal/MFS Value CIT N Fund	Collective Trust	4,917
	Janus Henderson Small Cap Value Fund	Mutual Fund Shares	3,946
	Prudential Core Plus Bond 12 Fund	Collective Trust	3,798
	Vanguard Target Retirement 2065 Trust I Fund	Collective Trust	3,733
*	Principal SmallCap Growth I R6 Fd	Mutual Fund Shares	3,275
	American Funds EuroPacific Growth R6 Fund	Mutual Fund Shares	3,139
	Invesco Developing Markets R6 Fund	Mutual Fund Shares	2,118
	Vanguard Target Retirement 2070 Trust I Fund	Collective Trust	52
	Total Investments Reported in the Financial Statements		792,595
*	Notes Receivable from Participants	Participant Loans (Maturing 2024 - 2034 at Interest Rates of 4.25% - 9.50%)	14,178
	Total Investments Reported in the 5500		$806,773

*	This party is known to be a party-in-interest to the Plan.

Cost information is not required for participant-directed investments and therefore is not included.

See Accompanying Report of Independent Registered Public Accounting Firm.

Exhibit Index

23.1	Consent of Deloitte & Touche LLP

Pursuant to the requirements of the Securities Exchange Act of 1934, Kemper Corporation, as plan administrator of the Kemper Corporation 401(k) Retirement Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEMPER CORPORATION 401(k) RETIREMENT PLAN

By:	Kemper Corporation

/s/ C. THOMAS EVANS, JR.
C. Thomas Evans, Jr.
Executive Vice President, Secretary and General Counsel

June 25, 2024